September 8, 2008

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement on Schedule 14A
Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Dear Mr. Reynolds:

We have received your letter dated August 22, 2008 providing comments on the above-referenced filings of Owens & Minor, Inc. (the “Company”). For convenience, the comments contained in your letter are presented below followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2007

Exhibits

1.	We note from page five that sales to Premier accounted for 19% and 15% of your revenue in 2007 and 2006. With a view to disclosure, advise us whether your agreement with Premier constitutes a material contract under Item 601(b)(10) of Regulation S-K.

Company’s Response:

We believe that the Company’s agreement with Premier does not constitute a material contract under Item 601(b)(10) of Regulation S-K for the following reasons:

First, the Company does not sell products or services to Premier itself, but to “members” of Premier, as indicated in our disclosure. Premier is a group purchasing organization (“GPO”) that principally negotiates more favorable pricing with product manufacturers than individual hospitals and other health care facilities can negotiate on their own. By becoming a member of Premier, the hospital or health care facility has access to Premier’s portfolio of negotiated product prices. Although these members have joined Premier to access the more favorable pricing available through

Owens & Minor, Inc.

9120 Lockwood Boulevard, Mechanicsville, VA 23116-2015

(804) 723-7000 • FAX (804) 723-7100

www.owens-minor.com

Premier-negotiated product contracts, in most instances the Company provides its medical/surgical supply distribution and other services through separate agreements negotiated directly with the individual members. Therefore, it is highly unlikely that the termination or expiration of the Company’s agreement with Premier would result in the loss of all or even a significant portion of our revenue from Premier members. These customers could continue to purchase products and services from the Company through their separate agreements with the Company and could either join other group purchasing organizations to have access to GPO-negotiated product pricing or request that Premier allow them to continue accessing Premier contracted pricing with a non-Premier authorized distributor.

Second, and most importantly, we do not believe that our agreement with Premier falls within the definition of a material contract under Item 601(b)(10) of Regulation S-K. Since the Premier agreement is one that ordinarily accompanies the kind of business conducted by the Company (the sale and distribution of medical/surgical supplies), Item 601(b)(10)(ii) indicates that it does not need to be filed unless it falls within specified categories, the relevant one being subsection (B), which states:

“(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company does not sell “the major part” of its products or services under the Premier agreement. Even assuming that all sales to Premier members are made under the Premier agreement itself (which is not the case as indicated above), these sales accounted for 19% of the Company’s revenue in 2007. This does not represent “the major part” of the Company’s products and services. Although the Premier agreement facilitates our access to certain Premier members and gives these customers access to Premier contracted manufacturer pricing, the Company’s business is not “substantially dependent” on the Premier contract, especially given that a cancellation of such agreement would be very unlikely to result in the loss of all or even a significant portion of the related revenue.

Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Exhibits

2.	We note that paragraph four of the certifications required by Exchange Act Rule 13a-14(a) does not conform with Item 601(b)(31)(i) of Regulation S-K. Please file amended Form 10-Qs for March 31, 2008 and June 30, 2008 to include corrected certifications.

Owens & Minor, Inc.

9120 Lockwood Boulevard, Mechanicsville, VA 23116-2015

(804) 723-7000 • FAX (804) 723-7100

www.owens-minor.com

Company’s Response:

The revised certifications to be included in the amended Forms 10-Q as of and for the quarterly periods ended March 31, 2008 and June 30, 2008 accompany this letter.

In connection with your comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (804) 723-7945 or Olwen Cape, Vice President and Controller, at (804) 723-7550.

Sincerely,

Owens & Minor, Inc.

/s/ Grace R. den Hartog
Grace R. den Hartog
Senior Vice President, General Counsel
and Corporate Secretary

Owens & Minor, Inc.

9120 Lockwood Boulevard, Mechanicsville, VA 23116-2015

(804) 723-7000 • FAX (804) 723-7100

www.owens-minor.com

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Craig R. Smith, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 of Owens & Minor, Inc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

37

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2008

/s/ CRAIG R. SMITH
Craig R. Smith
Chief Executive Officer

38

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James L. Bierman, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 of Owens & Minor, Inc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

39

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 8, 2008

/s/ JAMES L. BIERMAN
James L. Bierman
Chief Financial Officer

40

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Craig R. Smith, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 of Owens & Minor, Inc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 8, 2008

/s/ CRAIG R. SMITH
Craig R. Smith
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James L. Bierman, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 of Owens & Minor, Inc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 8, 2008

/s/ JAMES L. BIERMAN
James L. Bierman
Chief Financial Officer